EXHIBIT 99.145

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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE
                            2003 U.S. TAX INFORMATION

                                FEBRUARY 24, 2004

                                  (TSE: AVN.UN)

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SUMMARY OF U.S. TAX INFORMATION

The information that follows is being provided to assist U.S. individual Unitholders of Advantage Energy Income Fund ("Advantage") in reporting dividends received from Advantage on their Internal Revenue Service ("IRS") Form 1040 - U.S. Individual Income Tax Return ("Form 1040") for the calendar year 2003.

ADVANTAGE UNITS HELD OUTSIDE OF A QUALIFIED RETIREMENT PLAN

In general, Advantage dividends are "Qualified Dividends" and therefore the taxable portion of dividends should be reported on Line 9(b) of the IRS Form 1040 unless the fact situation of the U.S. individual Unitholder determines otherwise. However, page 23 of the IRS 2003 Form 1040 instruction booklet provides examples of individual situations where the dividends would not be "Qualified Dividends". Where the dividends are not considered "Qualified Dividends" due to an individual's situation, the amount should be reported on Schedule B Part II - Ordinary Dividends and Line 9(a) of your IRS Form 1040.

FOR 2003, DIVIDENDS RECEIVED BY U.S. INDIVIDUAL UNITHOLDERS ARE 56% NON-TAXABLE WITH THE REMAINING 44% BEING TAXABLE. For the non-taxable portion of dividends you must reduce your cost (or other basis) by this amount for calculating your gain or loss on sale of your Advantage units. If the amount of "Non-Taxable Return of Capital" exceeds your cost (or other basis), report the excess as a capital gain.

U.S. Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet provided by the IRS to determine the amount of tax applicable.

Foreign taxes which have been withheld from your distributions (Canadian withholding tax) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate or Trust)". Information regarding the amount of Canadian tax withheld in 2003 should be available through your broker of other intermediary and is not provided by Advantage Energy Income Fund.

ADVANTAGE UNITS HELD WITHIN A QUALIFIED RETIREMENT PLAN

There should be no amount that is required to be reported on an IRS Form 1040 where the Advantage Trust units are held in a Qualified Retirement Plan.

THE INFORMATION IN THIS RELEASE IS NOT MEANT TO BE AN EXHAUSTIVE DISCUSSION OF ALL POSSIBLE U.S. INCOME TAX CONSIDERATIONS, BUT A GENERAL GUIDELINE AND IS NOT INTENDED TO BE LEGAL OR TAX ADVISE TO ANY PARTICULAR HOLDER OR POTENTIAL HOLDER OF ADVANTAGE ENERGY INCOME FUND TRUST UNITS. HOLDERS OR POTENTIAL HOLDERS OF ADVANTAGE ENERGY INCOME FUND TRUST UNITS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THEIR PARTICULAR TAX CONSEQUENCES OF HOLDING ADVANTAGE TRUST UNITS.

For further information contact:


                     Mr. Peter A. Hanrahan, CFO & Controller
                               Ph: (403) 261-8810

                          ADVANTAGE ENERGY INCOME FUND
                            700, 400 - 5th Avenue SW
                                Calgary, Alberta
                                     T2P 0L6
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      e-mail: advantage@advantageincome.com